
July 28, 2015

David B. Potts
Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> **Re:** **Arris Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated July 13, 2015**
> **File No. 0-31254**

Dear Mr. Potts:

We have reviewed your July 13, 2015 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Non-GAAP Measures, page 31

1.   We believe that your presentation of a non-GAAP income statement is not appropriate since it gives undue prominence to the non-GAAP information. In this regard, we note the significant number of material adjustments to each GAAP income statement line item to arrive at the Non-GAAP amounts. We also note that the nature of the adjustments is different for each period presented. Refer to Question 102.10 of the Compliance and Disclosure Interpretation on non-GAAP Financial Measure dated July 8, 2011.

Note 10. Segment Information, page 92

2.   We note your response to comment 3. You indicate that your interpretation of the guidance in ASC 280 is that additional disclosure regarding revenues by product or services is required only when the segment information is not reported that way (e.g. geographic-based

segments) as the disclosure of revenues by similar products is already captured in the segment disclosure. We do not believe that this position is consistent with the disclosure requirement of ASC 280-10-50. As a result, we reissue our previous comment 3. If you believe that this information is not required, please provide us with a detailed analysis for your basis to conclude that all of the products and services included in your CPE segment and in your N&C segments are similar.

3.   We note that your measures of each reportable segment's operating performance are sales and direct contribution. As required by ASC 280-10-50-30 b and 280-10-50-31, revise your presentation to provide a reconciliation of the total of the reportable segments' profits and losses to consolidated income before income taxes. In this regard, we note that your presentation includes a significant amount of reconciling items in a column labeled as, "other."

4.   In addition, on the Direct Contribution table on page 42 you subtract the "Other" amount from your operating segments measure of profit at arriving at a Total amount. It is unclear to us why you believe that the presentation of the Total amount in your MD&A is appropriate. It appears that instead of disclosing the total amount, you should provide an explanation of the expenses included in the "Other" column that are not allocated to the operating measure of profit.

You may contact Inessa Kessman at 202-551-3371 or Ivette Leon at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at 202-551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director